AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               Park Bancorp, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock $ .01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   700164-10-6
                                   -----------
                                 (CUSIP Number)

                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105

                                 (314) 854-4600
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 29, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box |_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.



SCHEDULE 13D
========================================== ===================================== ===================================
CUSIP NO. 700164-10-6
                                                                                                  Page 2 of 6 Pages
========================================== ===================================== ===================================
=========== ====================================================================================== =================
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            INVESTORS OF AMERICA, LIMITED PARTNERSHIP
            43-1521079
=========== ====================================================================================== =================
=========== ====================================================================================== =================
2
                                                                                                       (a) |_|

            CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*                                           (b) |_|
=========== ====================================================================================== =================
=========== ====================================================================================== =================
3           SEC USE ONLY
=========== ====================================================================================== =================
=========== ====================================================================================== =================
4           SOURCE OF FUNDS*
            Not Applicable
=========== ====================================================================================== =================
=========== ====================================================================================== =================

5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS 2(d) OR
            2(e)                                                       |_|
=========== ====================================================================================== =================
=========== ====================================================================================== =================
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            NEVADA
=========== ====================================================================================== =================
==================== ============ ==================================================================================
 NUMBER OF SHARES    7            SOLE VOTING POWER

                                  None
==================== ============ ==================================================================================
==================== ============ ==================================================================================
                     8            SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     None
==================== ============ ==================================================================================
==================== ============ ==================================================================================
  EACH REPORTING     9            SOLE DISPOSITIVE POWER
                                  None
==================== ============ ==================================================================================
==================== ============ ==================================================================================
                     10           SHARED DISPOSITIVE POWER
      PERSON
       WITH                       None
==================== ============ ==================================================================================
=========== ============================================================================= ==========================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None
=========== ============================================================================= ==========================
=========== ============================================================================= ==========================
12          CHECK  BOX  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (11)   EXCLUDES   CERTAIN
            SHARES*
=========== ============================================================================= ==========================
=========== ============================================================================= ==========================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          0.0%
=========== ============================================================================= ==========================
=========== ============================================================================= ==========================
14          TYPE OF REPORTING PERSON
            IV, PN
=========== ============================================================================= ==========================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

The statement on Schedule 13D filed by the reporting person on May 25, 2001 to report ownership of shares of the Common Stock, par value $.01 per share, (the "Common Stock") issued by Park Bancorp, Inc. ("Park"), whose principal executive offices are located at 5400 S. Pulaski, Chicago, Illinois 60632, is hereby amended.

Item 2. Identity and Background

There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

This amended statement is being filed by Investors to report (i) the acquisition in open market transactions of 13,300 shares of the Common Stock on June 14 and June 20, 2001; and (ii) the disposition of 97,300 shares of the Common Stock, including the shares acquired, on June 29, 2001. The aggregate selling price of the Common Stock was $1,751,400 at a per share price of $18.00.

Item 4. Purpose of Transaction

As previously disclosed, Investors considered acquiring additional shares, depending on market conditions, and on June 14 and June 20, 2001, we purchased a total of 13,300 shares; see Response to Item 5(c) and Exhibit 5(c) attached hereto. However, after filing its Schedule 13D, Investors was contacted by telephone by a broker who believed that Park might have an interest in purchasing all of the Common Stock owned by Investors, if a mutually acceptable price could be determined. This led to a series of conversations regarding Investors' potential interest in selling the Common Stock, which depended on the price that Park was willing to pay. Ultimately, an agreement was reached that Park would purchase all of Investors' shares at a price per share of $18.00, and Investors sold all of the Common Stock subject to the Schedule 13D to Park on June 29, 2001 through a broker-dealer.

A Letter Agreement was proposed by Park and accepted by Investors, and a copy of such letter agreement is attached hereto as Exhibit 4. Generally, and subject to the complete terms thereof which are incorporated by reference, the letter agreement restricts Investors and its affiliates from acquiring ownership of any securities of Park, including rights or options relating thereto; or seeking to propose, influence, advise, change or control Park's management, Board of Directors, or governing instruments or policy or affairs, including by means of the solicitation of proxies or seeking to influence, advise or direct the voting of any securities of Park. Investors is no longer the owner of any securities of Park.

Item 5. Interest in Securities of the Issuer

(a)-(b) Not applicable.

(c) All transactions in the shares of Common Stock effected by Investors within the past 60 days are described in Exhibit 5(c) attached hereto. All such shares were purchased or sold through a broker-dealer.

(d) Not applicable.

(e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities as a result of the sale of shares on June 29, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Responses to Item 4 and Exhibit 4 attached hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit 4 - Letter  Agreement

Exhibit5(c) - Transactions in the Common Stock effected during the past sixty days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    INVESTORS OF AMERICA
                                    LIMITED PARTNERSHIP


                                    By:/s/James F. Dierberg
                                       -----------------------------------------
                                          James F. Dierberg, President of
                                          First Securities America, Inc.,
                                          General Partner

Date: July 2, 2001

                                  EXHIBIT INDEX


Exhibit No.                                                            Page No.
-----------                                                            --------
Exhibit 4                                                                   7-8
Exhibit 5(c)                                                                  9

                                    Exhibit 4

                               Park Bancorp, Inc.
                               5400 South Pulaski
                             Chicago, Illinois 60632

                                                  June 27, 2001
Dear Sir:
     You hereby represent to Park Bancorp, Inc. ("the Company") that you, your affiliates and related interests ("Affiliates") own 97,300 shares of common stock of the Company as of the date of this Letter Agreement. In connection therewith, you and your Affiliates have offered to sell to the Company and the Company has agreed to purchase all of the shares of the common stock of the Company that you and your Affiliates own for $18.00 per share. In consideration therewith, you, on your behalf and for the affiliates, and the Company hereby agree as follows:

     1. For a period of three years from the date of this Agreement, unless the Company's Board of Directors shall otherwise consent in advance in writing, you will not and shall cause your representatives and Affiliates not to (and you and they will not assist, form a group, act in concert or participate with or encourage other persons to), directly or indirectly, to

     (i) acquire or offer to acquire, seek, propose, or agree to acquire by means of a purchase, transfer or in any other manner, beneficial ownership of any common stock or any other securities or assets of the Company, including rights or options to acquire such ownership;

     (ii) seek to propose, influence, advise, change or control the management, Board of Directors, governing instruments or policy or affairs of the Company, including, without limitation by means of a solicitation of proxies (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant Section 14 of the Securities Exchange Act of 1934 and including any exemption solicitation pursuant to Rule 14a-2(b)(1) or (2)), contacting any person relating to any of the matters set forth in this Letter Agreement or seeking to influence, advise or direct the vote of any voting securities of the Company or making a request to amend or waive any provision of this Agreement; or

     (iii) make any public disclosure (except as required by law but only after advising the Company of such requirement and the proposed disclosure) or take any action which would require the Company to make any public disclosure with respect to any of the matters set forth in this Letter Agreement.

     2. It is agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

     3. You agree that the Company, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunction, in the event of any breach of the provisions of this Letter Agreement and that you shall not oppose the granting of such relief on the basis that the Company has an adequate remedy at law. You also agree that you will not seek and agree to waive any requirement for the securing or posting of a bond in connection with the Company's seeking or obtaining such relief.

     4. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois.

     5. This agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same Agreement.

     6. If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Letter Agreement, whereupon this letter will constitute our Agreement with respect to the subject matter hereof.

                                                     Very truly yours,

                                                     PARK BANCORP, INC.

                                                     By: ______________________
                                                     Its: _____________________


  Confirmed and Agreed this 27th of June 2001


  Investors of America Limited Partnership


  by First Securities America, Inc. (Gen. Part.


  By: /s/ James F. Diergerg,
      ------------------------------------

  Its:    President
      ------------------------------------
  Number of Shares Owned
                         -----------------





Confirmed and Agreed this _____ of June, 2001


By: /s/ David A. Remijas
    ------------------------------------

Its: President
     -----------------------------------

Number of Shares Owned: _________________

                                  Exhibit 5(c)
                    INVESTORS OF AMERICA LIMITED PARTNERSHIP
             PURCHASES AND SALES OF PARK BANCORP, INC. COMMON STOCK
                   (Transactions Effected Within Past 60 days)

Date of Purchase           Number of Shares Purchased         Price Per Share

June 14, 2001                        8,300                         18.526
June 20, 2001                        5,000                         18.85


Date of Sale               Number of Shares Sold              Price Per Share
June 29, 2001                       97,300                         18.00